May 24, 2011

U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street N.E.
Washington DC 20549

Re: **First Resources Corp.**
        Waiver of the Audit of Cumulative Information
        Period from August 3, 2007 (Inception) to December 31, 2008

Dear Sir or Madam:

On or about May 18, 2011, First Resources Corp. (the "Company"), a Nevada corporation, received a comment letter from the Securities & Exchange Commission (the "Commission") pertaining to the Company's Amendment No. 3 to its Registration Statement on Form S-1/A, as filed with the Commission on April 27, 2011 and Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010, as filed with the Commission on April 15, 2011 (collectively the "Filings"). As part of said letter, the Commission requested that the Company file an amendment to its Filings to include audited financials for the period from August 3, 2007 (inception) to December 31, 2008.

Alternatively, the Commission indicated that the Company may request a waiver of the audit of the cumulative information from your office for the period from August 3, 2007 (inception) to December 31, 2008 only.

Therefore, this letter is being respectfully submitted to your office requesting a waiver of such information. The basis for this request is that the Company's auditor during that period of time, Moore & Associates ("Moore"), has since lost his PCAOB Registration. Specifically, the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with the PCAOB investigation. Similarly, on October 6, 2009, the Commission suspended Moore from appearing or practicing before the Commission as accountants as a result of these same violations.

In light of the above, and based on the difficulties that the Company would encounter in attempting to locate certain documentation that was provided to Moore, the Company respectfully requests that the Commission grant this request for a waiver.

Thank you for your attention and courtesies with respect to this matter. Please contact the undersigned directly with any questions at (858) 461-3544.

Very truly yours,

First Resources Corp.

/s/ Gloria Ramirez-Martinez
By: Gloria Ramirez-Martinez
Title: President and Chief Executive Officer

1